UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

PERSHING SQUARE TONTINE HOLDINGS, LTD.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

71531R109

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons Pershing Square Capital Management, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (A) ☐ (B) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: NONE
	6.	Shared Voting Power: 200,000,100(1)
	7.	Sole Dispositive Power: NONE
	8.	Shared Dispositive Power: 200,000,100(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 200,000,100(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 50%(2)(3)
12.	Type of Reporting Person (See Instructions) IA

(1)

Includes (a) 50,000,000 committed forward purchase units (“Committed Forward Purchase Units”) of Pershing Square Tontine Holdings, Ltd. (the “Issuer”), (b) 100,000,000 additional forward purchase units (“Additional Forward Purchase Units” and, together with the Committed Forward Purchase Units, the “Forward Purchase Units”), and (c) 100 shares of Class B common stock, par value $0.0001 per share (“Class B Common Stock”), which have aggregate voting power equal to 50,000,000 shares of the Issuer’s Class A common stock, par value $0.0001 per share (“Class A Common Stock”), and automatically convert into Class A Common Stock on a one-for-one basis upon (and no earlier than) the Issuer’s initial business combination. Each Forward Purchase Unit is comprised of one share of Class A Common Stock and one-third of one warrant to purchase a share of Class A Common Stock, and the Forward Purchase Units in aggregate are comprised of 150,000,000 shares of Class A Common Stock, and warrants to purchase 50,000,000 shares of Class A Common Stock. The Pershing Square Funds (as defined below) are obligated to purchase the Committed Forward Purchase Units, and may elect to purchase up to the total number of Additional Forward Purchase Units, in one or more private placements to occur no later than simultaneously with the Issuer’s initial business combination. The warrants included in Forward Purchase Units have an exercise price of $23.00 per share and are exercisable upon the later of (x) July 24, 2021 and (y) 30 days following the consummation of the Issuer’s initial business combination. As of the date of this filing, the Pershing Square Funds have not purchased any Forward Purchase Units. There has been no change in the voting power or ownership of the Reporting Persons since the Issuer’s initial public offering on July 24, 2020.

(2)

This calculation is based on (a) 200,000,000 shares of Class A Common Stock outstanding as of November 12, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 12, 2020 (the “Form 10-Q”), (b) 200,000,000 shares of Class A Common Stock included in, or issuable upon the exercise of warrants included in, the Forward Purchase Units, and (c) 100 shares of Class A Common Stock issuable to the Reporting Persons upon the automatic conversion of the Class B Common Stock at the time of the Issuer’s initial business combination.

(3)

The number of shares of Class B Common Stock beneficially owned by the Reporting Persons are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Persons for the purpose of this Schedule 13G. Such percentage ownership does not give effect to the aggregate voting power of the Class B Common Stock, as these shares are treated as converted into Class A Common Stock for the purpose of this Schedule 13G. The Reporting Persons currently have voting power equal to 20% of the combined voting power of the Class A Common Stock and Class B Common Stock currently outstanding, and assuming continued ownership of the Class B Common Stock and the ownership of all other shares reported above as beneficially owned, would have voting power equal to 55.6% of the combined voting power of the Class A Common Stock and Class B Common Stock.

1.	Name of Reporting Persons PS Management GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (A) ☐ (B) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: NONE
	6.	Shared Voting Power: 200,000,100(1)
	7.	Sole Dispositive Power: NONE
	8.	Shared Dispositive Power: 200,000,100(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 200,000,100(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 50%(2)(3)
12.	Type of Reporting Person (See Instructions) OO

(1)

Includes (a) 50,000,000 committed forward purchase units (“Committed Forward Purchase Units”) of Pershing Square Tontine Holdings, Ltd. (the “Issuer”), (b) 100,000,000 additional forward purchase units (“Additional Forward Purchase Units” and, together with the Committed Forward Purchase Units, the “Forward Purchase Units”), and (c) 100 shares of Class B common stock, par value $0.0001 per share (“Class B Common Stock”), which have aggregate voting power equal to 50,000,000 shares of the Issuer’s Class A common stock, par value $0.0001 per share (“Class A Common Stock”), and automatically convert into Class A Common Stock on a one-for-one basis upon (and no earlier than) the Issuer’s initial business combination. Each Forward Purchase Unit is comprised of one share of Class A Common Stock and one-third of one warrant to purchase a share of Class A Common Stock, and the Forward Purchase Units in aggregate are comprised of 150,000,000 shares of Class A Common Stock, and warrants to purchase 50,000,000 shares of Class A Common Stock. The Pershing Square Funds (as defined below) are obligated to purchase the Committed Forward Purchase Units, and may elect to purchase up to the total number of Additional Forward Purchase Units, in one or more private placements to occur no later than simultaneously with the Issuer’s initial business combination. The warrants included in Forward Purchase Units have an exercise price of $23.00 per share and are exercisable upon the later of (x) July 24, 2021 and (y) 30 days following the consummation of the Issuer’s initial business combination. As of the date of this filing, the Pershing Square Funds have not purchased any Forward Purchase Units. There has been no change in the voting power or ownership of the Reporting Persons since the Issuer’s initial public offering on July 24, 2020.

(2)

This calculation is based on (a) 200,000,000 shares of Class A Common Stock outstanding as of November 12, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 12, 2020 (the “Form 10-Q”), (b) 200,000,000 shares of Class A Common Stock included in, or issuable upon the exercise of warrants included in, the Forward Purchase Units, and (c) 100 shares of Class A Common Stock issuable to the Reporting Persons upon the automatic conversion of the Class B Common Stock at the time of the Issuer’s initial business combination.

(3)

The number of shares of Class B Common Stock beneficially owned by the Reporting Persons are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Persons for the purpose of this Schedule 13G. Such percentage ownership does not give effect to the aggregate voting power of the Class B Common Stock, as these shares are treated as converted into Class A Common Stock for the purpose of this Schedule 13G. The Reporting Persons currently have voting power equal to 20% of the combined voting power of the Class A Common Stock and Class B Common Stock currently outstanding, and assuming continued ownership of the Class B Common Stock and the ownership of all other shares reported above as beneficially owned, would have voting power equal to 55.6% of the combined voting power of the Class A Common Stock and Class B Common Stock.

1.	Name of Reporting Persons William A. Ackman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (A) ☐ (B) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: NONE
	6.	Shared Voting Power: 200,000,100(1)
	7.	Sole Dispositive Power: NONE(1)
	8.	Shared Dispositive Power: 200,000,100(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 200,000,100(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 50%(2)(3)
12.	Type of Reporting Person (See Instructions) IN

(1)

Includes (a) 50,000,000 committed forward purchase units (“Committed Forward Purchase Units”) of Pershing Square Tontine Holdings, Ltd. (the “Issuer”), (b) 100,000,000 additional forward purchase units (“Additional Forward Purchase Units” and, together with the Committed Forward Purchase Units, the “Forward Purchase Units”), and (c) 100 shares of Class B common stock, par value $0.0001 per share (“Class B Common Stock”), which have aggregate voting power equal to 50,000,000 shares of the Issuer’s Class A common stock, par value $0.0001 per share (“Class A Common Stock”), and automatically convert into Class A Common Stock on a one-for-one basis upon (and no earlier than) the Issuer’s initial business combination. Each Forward Purchase Unit is comprised of one share of Class A Common Stock and one-third of one warrant to purchase a share of Class A Common Stock, and the Forward Purchase Units in aggregate are comprised of 150,000,000 shares of Class A Common Stock, and warrants to purchase 50,000,000 shares of Class A Common Stock. The Pershing Square Funds (as defined below) are obligated to purchase the Committed Forward Purchase Units, and may elect to purchase up to the total number of Additional Forward Purchase Units, in one or more private placements to occur no later than simultaneously with the Issuer’s initial business combination. The warrants included in Forward Purchase Units have an exercise price of $23.00 per share and are exercisable upon the later of (x) July 24, 2021 and (y) 30 days following the consummation of the Issuer’s initial business combination. As of the date of this filing, the Pershing Square Funds have not purchased any Forward Purchase Units. There has been no change in the voting power or ownership of the Reporting Persons since the Issuer’s initial public offering on July 24, 2020.

(2)

This calculation is based on (a) 200,000,000 shares of Class A Common Stock outstanding as of November 12, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 12, 2020 (the “Form 10-Q”), (b) 200,000,000 shares of Class A Common Stock included in, or issuable upon the exercise of warrants included in, the Forward Purchase Units, and (c) 100 shares of Class A Common Stock issuable to the Reporting Persons upon the automatic conversion of the Class B Common Stock at the time of the Issuer’s initial business combination.

(3)

The number of shares of Class B Common Stock beneficially owned by the Reporting Persons are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Persons for the purpose of this Schedule 13G. Such percentage ownership does not give effect to the aggregate voting power of the Class B Common Stock, as these shares are treated as converted into Class A Common Stock for the purpose of this Schedule 13G. The Reporting Persons currently have voting power equal to 20% of the combined voting power of the Class A Common Stock and Class B Common Stock currently outstanding, and assuming continued ownership of the Class B Common Stock and the ownership of all other shares reported above as beneficially owned, would have voting power equal to 55.6% of the combined voting power of the Class A Common Stock and Class B Common Stock.

Item 1 (a).	Name of Issuer:

The name of the issuer is Pershing Square Tontine Holdings, Ltd., a corporation organized under the laws of the State of Delaware (the “Issuer”).

(b).	Address of Issuer’s Principal Executive Offices:

787 Eleventh Avenue

9th Floor

New York, New York 10019

Item 2 (a).	Name of Person Filing:

This statement is filed by:

(i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”), which advises the accounts of Pershing Square, L.P., a Delaware limited partnership (“PS”), Pershing Square Holdings, Ltd., a limited liability company incorporated in Guernsey (“PSH”), and Pershing Square International, Ltd., a Cayman Islands exempted company (“PS International” and collectively with PS and PSH, the “Pershing Square Funds”);

(ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”), which serves as the general partner of Pershing Square; and

(iii) William A. Ackman, a citizen of the United States of America, who is the Chief Executive Officer of Pershing Square and the managing member of PS Management.

The foregoing persons hereinafter sometimes are collectively referred to as the “Reporting Persons.” The Reporting Persons’ agreement in writing to file this statement on behalf of each of them is attached as Exhibit A to this Schedule 13G.

(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 787 Eleventh Avenue, 9th Floor, New York, New York 10019.

(c).	Citizenship:

Pershing Square is a limited partnership organized under the laws of the State of Delaware. PS Management is a limited liability company organized under the laws of the State of Delaware. Mr. Ackman is a United States citizen.

(d).	Title of Class of Securities:

Class A Common Stock.

(e).	CUSIP Number:

71531R109

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Item 4.	Ownership.

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

The Pershing Square Funds have the right to receive dividends from, and proceeds from the sale of, the securities of the Issuer beneficially owned by all three Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See Exhibit B.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.
By: PS Management GP, LLC, its General Partner

By	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC

By	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
William A. Ackman

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing, along with all other such undersigned, on behalf of the Reporting Persons (as defined in the joint filing), of a statement on Schedule 13G (including amendments thereto) with respect to the common shares of Pershing Square Tontine Holdings, Ltd., and that this agreement be included as an exhibit to such joint filing. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.

IN WITNESS WHEREOF, each of the undersigned hereby executes this agreement as of this 12th day of February, 2021.

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

By:	PS Management GP, LLC, its General Partner

By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC

By:	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
WILLIAM A. ACKMAN

Exhibit B

Item 7

Pershing Square is the relevant entity for which PS Management may be considered a parent holding company.

PS Management is the relevant entity for which Mr. Ackman may be considered a control person.

Pershing Square is an investment adviser registered under the Investment Advisers Act of 1940, as amended.